FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 4

Businesses outlined for disposal

Appendix 4 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the sale of RBS Insurance, Global Merchant Services (GMS) and its interest in RBS Sempra Commodities. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (termed below 'UK branch-based businesses').

RBS Sempra Commodities was transferred to the Non-Core division from GBM in December 2009. On 1 July 2010 the Group completed the sale of RBS Sempra Commodities' metals, oil and European energy business lines to J.P.Morgan for a total cash consideration of $1.6 billion. An active sales process is under way for RBS Sempra Commodities' remaining North American Power and Gas and Sempra Energy Solutions business lines, in conjunction with Sempra Energy, RBS's partner in the joint venture.

On 4 August 2010 the Group announced that it had agreed to sell 318 branches and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland-branded branches in England and Wales; seven NatWest-branded branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. The separation and transfer process will take 12-18 months and the transaction is currently expected to be completed by December 2011.

The sale process for GMS is at an advanced stage.

RBS Insurance is being prepared for disposal by way of a trade sale or public flotation targeted for 2012. It will continue to be managed and reported as a separate division for the foreseeable future.

RBS appointed a Monitoring Trustee approved by the European Commission in May 2010 who will oversee compliance with EC restructuring requirements and behavioural conditions.

Appendix 4 Businesses outlined for disposal

The table below shows the estimated Total income and Operating profit of RBS Insurance, Global Merchant Services, RBS Sempra Commodities and the UK branch-based businesses.

	Total income		Operating (loss)/profit before impairments		Operating (loss)/profit
	First half 2010	Full year 2009	First half 2010	Full year 2009	First half 2010	Full year 2009
Businesses outlined for disposal	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	2,079	4,460	(253)	66	(253)	58
Global Merchant Services (2)	261	527	127	266	117	249
RBS Sempra Commodities (3)
- Sold to J.P. Morgan (4)	73	489	-	49	-	49
- To be sold	187	257	(2)	3	(2)	3
UK branch-based businesses (5)	455	925*	217	451*	57	(55)*

Total	3,055	6,658*	89	835*	(81)	304*

* The data have been restated from the FY2009 Company Announcement following finalisation of the business scope.

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Businesses outlined for disposal	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.1	11.8	4.0	4.1
Global Merchant Services (2) (5)	1.5	1.8*	1.8	1.7*	0.1	0.2*
RBS Sempra Commodities (3)
- Sold to J.P. Morgan (4)	4.3	5.1	7.4	8.9	0.4	0.4
- To be sold	5.8	5.1	5.3	5.3	0.7	0.6
UK branch-based businesses (5)	14.2	15.2*	21.3	21.5*	1.2	1.3*

Total	25.8	27.2*	47.9	49.2*	6.4	6.6*

* The data have been restated from the FY2009 Company Announcement following finalisation of the business scope.

Notes:

(1)

As reported in the Interim Results for the half year ended 30 June 2010 and the Annual Results for the year ended 31 December 2009 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.

(2)	Global Merchant Services business units are reported within the Global Transaction Services, Ulster Bank and Non-Core divisions.
(3)

The figures shown, other than total income, are net of the minority interest attributable to Sempra for the half year ended 30 June 2010 and for the full year ended 31 December 2009.  Estimated capital is based on the Group's cost of its 51% interest.

(4)	The sale to J.P. Morgan of the Oil, Metals and European Gas & Power businesses of RBS Sempra Commodities completed on 1 July 2010.
(5)	Estimated notional equity based upon 8.5% of RWAs.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary